Exhibit 4.12

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Ayr Strategies Inc. (“Ayr” or the “Company”)

590 Madison Avenue, 26th Floor

New York, New York 10022

Item 2      Date of Material Change

December 10, 2020

Item 3      News Release

Press releases describing the material change were disseminated by Ayr on December 9, 2020 and December 10, 2020 through GlobeNewswire and can be found on SEDAR at www.sedar.com.

Item 4      Summary of Material Change

Ayr announced the closing of an offering of US$110 million aggregate principal amount of 12.5% senior secured notes due 2024 (the “Notes”).

Ayr also announced the completion of its incentive cash exercise of three million of the Company’s share purchase warrants (the “Warrants”), resulting in gross proceeds to the Company of over US$25 million.

Item 5      Full Description of Material Change

5.1        Full Description of Material Change

Note Offering

Ayr announced on December 3, 2020, that it received commitments from a syndicate of lenders for the purchase of US$75 million aggregate principal amount of Notes with a further US$25 million overallotment option.

On December 9, 2020, Ayr announced that it increased the size of its previously announced offering to US $110 million aggregate principal amount of Notes. The offering of the Notes closed on December 10, 2020. The Notes were sold at an issue price of US$985 per US$1,000 aggregate principal amount. The Notes bear interest of 12.5% per annum, payable semi-annually, in equal instalments, with a maturity date 48 months from the issue date.

Warrant Exercise

Ayr previously announced on November 23, 2020 that it had offered Warrant holders a temporary C$0.50 incentive for the cash exercise of up to three million Warrants. Over six million of the approximately 14 million outstanding Warrants were exercised under the incentive plan, resulting in gross proceeds to the Company of over US$25 million. The Warrants exercised were issued pursuant to a warrant agency agreement dated December 21, 2017, between the Company and Odyssey Trust Company, as warrant agent (the “Warrant Agent”), as amended. Warrants exercised under the inducement were pro-rated and unexercised warrants and surplus cash are expected to be returned to the exercising holders by the Warrant Agent within five business days.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Officer

Further information regarding the matters described in this report may be obtained from:

Megan Kulick

Head of Investor Relations

Ayr Strategies Inc.

590 Madison Avenue, 26th Floor

New York, New York 10022

(646) 977-7914 or ir@ayrstrategies.com

Item 9      Date of Report

December 11, 2020